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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.      )*

                                   Quipp, Inc.
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                       (Name of Subject Company (Issuer))

                              Quipp, Inc. (Offeror)
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    (Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
                                    Person))

                     Common Stock, Par Value $.01 Per Share
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                         (Title of Class of Securities)

                                    748802105
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                      (CUSIP Number of Class of Securities)

                                 Anthony P. Peri
                                   Quipp, Inc.
                             4800 N.W. 157th Street
                              Miami, FL 33014-6434
                                 (305) 623-8700
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           (Name, Address, and Telephone Numbers of Person Authorized
       to Receive Notices and Communications on Behalf of Filing Persons)

                                 With a copy to:

                                Alan Singer, Esq.
                           Morgan, Lewis & Bockius LLP
                               1701 Market Street
                           Philadelphia, PA 19103-2921
                                 (215) 963-5000

                            Calculating of Filing Fee
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Transaction Valuation                                       Amount of Filing Fee
                  Not Applicable               Not Applicable


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Set forth the amount on which the filing fee is calculated and state how it was determined.


[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:
                                ------------------------------------------
Form of Registration No.:
                                ------------------------------------------
Filing Party:
                                ------------------------------------------
Date Filed:
                                ------------------------------------------
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[X]    Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

       [ ]    third-party tender offer subject to Rule 14d-1.
       [X]    issuer tender offer subject to Rule 13e-4.
       [ ]    going-private transaction subject to Rule 13e-3.
       [ ]    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]




                     QUIPP, INC. ANNOUNCES STOCK REPURCHASE

      Company to Initiate Modified "Dutch Auction" Tender Offer to Purchase
              550,000 Shares of Common Stock at $20 - $23 Per Share


Miami, FL, April 6, 2001 - Quipp, Inc. (Nasdaq: QUIP) announced today that the Special Committee of its Board of Directors has recommended, and the Board of Directors has approved, the initiation of a modified "Dutch Auction" tender offer by Quipp for 550,000 shares of its common stock at a price per share of $20 - $23. The Company expects to commence the tender offer in approximately two weeks.

As previously reported, the Special Committee was established in August 2000. The Committee was formed to consider strategic alternatives for the Company, including, without limitation, a purchase of securities by Quipp, a merger or consolidation of Quipp with another entity or a sale of Quipp assets to another entity. The Committee retained Lazard Freres & Co. LLC to act as its sole investment banker in connection with its consideration of strategic alternatives.

In September 2000, the Special Committee commenced efforts to determine whether Quipp could be sold on terms that the Committee could recommend to the Board of Directors. After an extensive process to seek potential buyers involving a significant commitment of management time and effort, the Committee focused its efforts on negotiations with a single bidder that proposed to acquire the Company on terms that appeared to be the best available to the Company. Extensive negotiations continued through January and February and legal documentation was substantially completed.

However, as negotiations proceeded through February and early March, Quipp was advised that, among other things, the tightening of the credit market and developments affecting the economy and the newspaper industry generally, and Quipp specifically, impaired the purchaser's ability to obtain financing to complete the acquisition on the proposed terms. The Company has terminated negotiations.

Published reports indicate that advertising revenues have sharply declined in the newspaper industry. As a result, many newspapers reportedly have sharply curtailed their budgets for capital expenditures. Quipp believes these and related developments have resulted in a reduction in orders for its equipment for the first quarter of 2001. Orders in this period reflect approximately a 50% decline from orders obtained during the first quarter of 2000.

As a result of these developments, the Committee decided to pursue alternatives to a sale of the Company and ultimately recommended to the Board of Directors that the Company commence a modified "Dutch Auction" tender offer. Based on this recommendation, the Board of Directors has authorized the commencement of the tender offer.

Quipp believes that the tender offer will permit shareholders seeking liquidity to sell shares, while enabling those shareholders who do not want to sell their shares to continue to participate as shareholders over the longer term. The Company believes that the newspaper industry has a high regard for Quipp products, and that following improvement in newspaper industry conditions, orders should once again increase.

Anthony P. Peri, Quipp's President and Chief Executive Officer, stated: "It is unfortunate that the sudden downturn in the economy prevented what appeared to be a promising transaction from occurring.

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Nevertheless, we are pleased that we will be able to provide some liquidity to our shareholders at this time, while remaining optimistic about Quipp's longer-term prospects. We believe that Quipp is well positioned for further growth through the sale of our new products and geographic expansion of our sales efforts. Moreover, our business remains fundamentally sound and our balance sheet will continue to be strong even after the tender offer. We remain confident that our long-term performance will reflect future improvements in the economy and in the newspaper industry generally."

Under the tender offer, shareholders will have the opportunity to tender some or all of their shares at a price within the $20 to $23 price range. The closing price of Quipp's common stock on April 5, 2001 was $20.625 per share. Based on the number of shares tendered and the prices specified by the tendering shareholders, the Company will determine the lowest per share price within the range that will enable it to buy 550,000 shares, or such lesser number of shares that are properly tendered. If holders of more than 550,000 shares properly tender their shares at or below the determined price per share, the Company will purchase shares tendered by the holders, at the determined price per share, on a pro rata basis. Shareholders whose shares are purchased in the offer will be paid the determined purchase price net in cash, without interest, after the expiration of the offer period. The offer will not be contingent upon any minimum number of shares being tendered. The offer will be subject to a number of other terms and conditions specified in the offer to purchase that will be distributed to shareholders.

Neither Quipp nor its board of directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their shares in the tender offer. Shareholders must decide how many shares they will tender, if any, and the price within the stated range at which they will offer their shares for purchase by the Company.

The dealer manager for the offer is Lazard Freres & Co. LLC. The information agent is D. F. King & Company, Inc. Shareholders will receive more detailed information about the tender offer through the offer to purchase and related materials. Copies of these materials will be mailed to all shareholders and filed with the Securities and Exchange Commission by Quipp.

SHAREHOLDERS AND INVESTORS SHOULD READ CAREFULLY THE OFFER TO PURCHASE AND RELATED MATERIALS WHEN THEY ARE AVAILABLE BECAUSE THEY CONTAIN IMPORTANT INFORMATION. SHAREHOLDERS AND INVESTORS MAY OBTAIN A FREE COPY (WHEN AVAILABLE) OF THE OFFER TO PURCHASE AND OTHER DOCUMENTS THAT WILL BE FILED BY QUIPP WITH THE SEC AT THE SEC'S WEB SITE AT WWW.SEC.GOV OR FROM THE INFORMATION AGENT, D.
F. KING & COMPANY, INC. (1-800-848-3416). SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE MATERIALS PRIOR TO MAKING ANY DECISION WITH RESPECT TO THE OFFER.

Quipp, Inc., through its subsidiary, Quipp Systems, Inc., designs, manufactures and installs material handling equipment to facilitate the automated bundling and movement of newspapers from the printing press to the delivery truck.

This press release contains forward-looking statements including, among others, statements regarding the expected time of commencement of the Company's tender offer, effects of improvement in newspaper industry conditions, long-term prospects and performance of the Company, potential areas of further Company growth and the Company's balance sheet following the tender offer. Actual results may differ materially from those expressed in the forward-looking statements due to a number of factors, including delays in the preparation of tender offer materials, reductions in orders or cancellations of orders, increased competition in the Company's core product lines, lack of acceptance of the Company's new products, lack of acceptance of Company products in foreign markets, unanticipated cash requirements and prolonged adverse conditions in the U.S. economy and the newspaper industry.


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